UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
SEANERGY MARITIME CORP.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
Y 73760103

(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760103	Page	2	of	13

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		3,848,461

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,570,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,535,961

WITH	10	SHARED DISPOSITIVE POWER

		70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,418,461

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	3	of	13

1	NAMES OF REPORTING PERSONS Atrion Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		1,670,440

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,170,440

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
2 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	4	of	13

1	NAMES OF REPORTING PERSONS Plaza Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		1,670,440

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,570,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,240,440

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	5	of	13

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		1,670,440

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,940

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,170,440

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.1%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
4 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	6	of	13

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		92,680

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,402,680

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,592,680

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.6%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
5 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	7	of	13

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
6 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	8	of	13

1	NAMES OF REPORTING PERSONS Ioannis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
7 Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form
10-Q for the quarter ended March 31, 2008.

Schedule 13D
CUSIP No.	Y 73760103	Page	9	of	13
ITEM 1. Security and Issuer.
          This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.
ITEM 2. Identity and Background.
          (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of Incorporation or
Name	Address	Place of Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Liberia	N/A
Atrion Shipbuilding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	N/A
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	N/A
Plaza Shipbuilding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	N/A
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Georgios Koutsolioutsos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Vice President, Folli Follie, S.A. and Chairman of the Board of Issuer
Alexios Komninos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Chief Operating Officer, N. Komninos Securities, S.A. and Chief Financial Officer of Issuer
Ioannis Tsigkounakis	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Attorney with Vgenopoulos and Partners Law Firm and Secretary of Issuer

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

Schedule 13D
CUSIP No.	Y 73760103	Page	10	of	13
          (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
          The source of the funds for the acquisition of the Common Stock was the working capital and personal funds of United Capital Investments Corp.
ITEM 4. Purpose of Transaction.
          The purpose of the transactions is to increase each of United Capital Investments Corp.’s, Atrion Shipbuilding Corp.’s, Comet Shipholding Inc.’s and Plaza Shipbuilding Corp.’s beneficial ownership by acquiring additional shares for investment purposes. United Capital Investments Corp. previously disclosed its intention to transfer 75% of the shares of Common Stock it purchased in the July 15th Block Purchases and the July 23rd and 24th Block Purchases (as defined below), as described below, in equal portions, to each of Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp., which are affiliates of United Capital Investments Corp. and are also Reporting Persons. On July 30, 2009, United Capital Investments Corp. completed such transfers. In addition, United Capital Investments Corp. intends to transfer 75% of the shares of Common Stock it purchased in the August 11th Block Purchase (as defined below), as described below, in the same manner.
          Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.
          The Reporting Persons may purchase additional shares of Common Stock. Some of the factors they will consider in deciding whether to purchase additional Common Stock are: (i) the trading price of the Common Stock, (ii) the aggregate ownership interest of the Reporting Persons in the Issuer’s Common Stock, and (iii) whether it appears that a substantial number of stockholders are likely to vote against the approval of the proposed vessel acquisition, in which some of the Reporting Persons have an interest. Given the interest that some of the Reporting Persons have in the proposed vessel acquisition, it is possible that they will acquire Common Stock from public stockholders who have elected to vote against the vessel acquisition proposal in order to change their vote and insure that the vessel acquisition will be approved (which could result in the vessel acquisition being approved even if 35% or more of the Issuer’s public stockholders would have elected their redemption rights, or 51% of the Issuer’s public stockholders would have voted against the vessel acquisition, but for the purchases made by the Reporting Persons). Purchases of Common Stock may be made in the open market or in privately negotiated transactions.
ITEM 5. Interest in Securities of the Issuer.
          (a) — (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of Shares	Voting		Dispositive
Name	Beneficially Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	32.9%	3,848,461	5,570,000	4,535,961	70,000
Atrion Shipbuilding Corp.	25.1%	1,670,440	5,500,000	2,357,940	0
Plaza Shipbuilding Corp.	25.3%	1,670,440	5,570,000	2,357,940	70,000

Schedule 13D
CUSIP No.	Y 73760103	Page	11	of	13

	Percentage of Shares	Voting		Dispositive
Name	Beneficially Owned	Sole	Shared	Sole	Shared
Comet Shipholding Inc.	25.1%	1,670,440	5,500,000	2,357,940	0
Georgios Koutsolioutsos	19.6%	92,680	5,500,000	2,402,680	0
Alexios Komninos	19.2%	0	5,500,000	302,500	0
Ioannis Tsigkounakis	19.2%	0	5,500,000	137,500	0
          (c) On May 20, 2008, United Capital Investments Corp., Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.
          In addition, on each of June 5, 2008 and June 10, 2008, United Capital Investments Corp. purchased in open market transactions 413,000 shares and 200,000 shares of Common Stock, respectively, at $9.97 and $9.98 per share, respectively (the “June 5th and 10th Open Market Shares”).
          On July 15, 2008, United Capital Investments Corp. purchased a total of 2,896,171 shares of Common Stock from three shareholders. Specifically, United Capital Investments Corp. purchased 996,171 shares at $9.80 per share, which represented the market price at the time of the transaction, and 1,900,000 shares at $9.92 per share, which trades occurred after the close of the market on July 15, 2008 (the “July 15th Block Purchases”).
          On July 23, 2008 and July 24, 2008, United Capital Investments Corp. purchased a total of 3,785,590 shares of Common Stock from two shareholders. Specifically, United Capital Investments Corp. purchased 2,053,859 shares at $9.95 per share, which represented a premium over the market price at the time of the transaction, and 1,731,731 shares at $10.00 per share, which represented a premium over the market price at the time of the transaction. Both transactions occurred after the close of the market on July 23, 2008 and July 24, 2008 (the “July 23rd and 24th Block Purchases”), respectively.
          On July 23, 2008, Argonaut SPC purchased in an open market transaction 70,000 shares of Common Stock at $9.8711 per share (the “Argonaut Open Market Shares”). The principal shareholders of United Capital Investments Corp. and Plaza Shipbuilding Corp. are also principal shareholders of Oxygen Capital AEPEY, the investment manager of Argonaut SPC. Oxygen Capital AEPEY has voting and dispositive power over the shares of Common Stock owned by Argoanut SPC. As a result each of United Capital Investments Corp. and Plaza Shipbuilding Corp. may be deemed to beneficially own the shares of Common Stock owned by Argonaut SPC.
          On July 23, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 92,680 shares of Common Stock at $9.85 per share (the “Koutsolioutsos Open Market Shares” and collectively with the June 5th and 10th Open Market Shares and the Argonaut Open Market Shares, the “Open Market Shares”).
          On July 30, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the July 15, 2008 Block Purchases and the July 23rd and July 24th Block Purchases to each of the other Investors, which are also Reporting Persons.
          On August 11, 2008, United Capital Investments Corp. purchased a total of 1,565,020 shares of Common Stock from one shareholder at $10.00 per share, which trade occurred after the close of the market on August 11, 2008 (the “August 11th Block Purchase” and collectively with the July 15th Block Purchase and the July 23rd and

Schedule 13D
CUSIP No.	Y 73760103	Page	12	of	13
24th Block Purchases, the “Block Purchases”). The purchase price represented a premium over the market price at the time of the transaction.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is incorporated herein by this reference to the original Schedule 13D filed on May 30, 2008. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
          The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement (as defined in the Voting Agreement) and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or to shares of the Issuer’s Common Stock purchased in the open market, including the Open Market Shares and the Block Purchases.
          Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.
ITEM 7. Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008.*

2.	Voting Agreement dated May 20, 2008*
3.	Joint Filing Agreement dated May 30, 2008 among United Capital Investments Corp., Atrion Shipbuilding Corp., Plaza Shipbuilding Corp., Comet Shipholding Inc., Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis*

4.	Amendment No. 1 to Voting Agreement dated July 25, 2008**

*	Previously filed as an exhibit to the Schedule 13D filed on May 30, 2008.

**	Previously filed as an Exhibit to Amendment No. 3 to Schedule 13D filed on July 30, 2008.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2008

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

ATRION SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

PLAZA SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

/s/ Georgios Koutsolioutsos
Georgios Koutsolioutsos

/s/ Alexious Komninos
Alexios Komninos

/s/ Ioannis Tsigkounakis
Ioannis Tsigkounakis